TAYLOR MORRISON HOME CORPORATION

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

August 22, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Taylor Morrison Home Corporation

Registration Statement on

Form S-4 (File No. 333-226164)

Dear Mr. Chinos:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to August 24, 2018 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Darrell C. Sherman
	Name:	Darrell C. Sherman
	Title:	Executive Vice President, Chief Legal
Officer and Secretary